PRIMERO ANNOUNCES ELECTION OF DIRECTORS

Toronto, Ontario, May 7, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announces that yesterday, at its annual general and special meeting of shareholders (the “Meeting”), all directors nominated as listed in the management information circular dated March 24, 2015 were re-elected. The detailed results are as follows:

Director	Votes For	%	Withheld Votes	%
Wade Nesmith	100,580,267	88.25	13,396,186	11.75
Joseph Conway	108,166,282	94.90	5,810,171	5.10
David Demers	78,009,582	68.44	35,966,871	31.56
Grant Edey	77,088,812	67.64	36,887,641	32.36
Rohan Hazelton	79,948,868	70.15	34,027,585	29.85
Eduardo Luna	111,471,544	97.80	2,504,909	2.20
Robert Quartermain	106,479,069	93.42	7,497,384	6.58
Michael Riley	84,446,214	74.09	29,530,239	25.91
Brad Marchant	113,835,530	99.88	140,923	0.12

In addition, Primero reports that shareholders voted in favour of the Company’s “Say on Pay” advisory, advance notice policy and for the adoption of the Deferred Unit Plan for Key Officers of the Company. Shareholders voted against the continuation of the Director’s Phantom Share Unit Plan.

Also, the shareholders voted in favour of three of the four shareholder proposals, concerning the implementation of a clawback policy, a minimum share ownership policy, and an anti-hedging policy. The other shareholder proposal, as described in the information circular, was defeated by a majority of the votes represented at the Meeting.

Full details of all policies and proposals are more fully described in the Company’s management information circular as filed on www.sedar.com. The Company has also filed a report of voting results on all resolutions voted on at the Meeting on www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com